Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

StrideTech Medical, Inc.
1614 Timber Ln.
Boulder, CO 80304
https://www.stridetechgo.com/

Up to $999,999.36 in Common Stock at $1.39
Minimum Target Amount: $9,999.66

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: StrideTech Medical, Inc.
Address: 1614 Timber Ln., Boulder, CO 80304
State of Incorporation: DE
Date Incorporated: June 25, 2019

Terms:

Equity

Offering Minimum: $9,999.66 | 7,194 shares of Common Stock
Offering Maximum: $999,999.36 | 719,424 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.39
Minimum Investment Amount (per investor): $248.81

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 3 days and receive an additional 5% bonus shares.

Amount-Based:

$500+

- $25.00 StrideTech gift certificate and a StrideTech pen

$1,000+

- Receive 3% bonus shares
- $50.00 StrideTech gift certificate
- StrideTech pen and tote bag

$2,500+

- Receive 5% bonus shares
- $75.00 StrideTech gift certificate
- StrideTech pen, tote bag, and mug
- Dedicate your investment to your loved one with their name and photo going on StrideTech's website

$5,000+

- Receive 10% bonus shares
- StrideTech pen, tote bag, mug and water bottle
- 15% off all StrideTech products for 5 years
- Dedicate your investment to your loved one with their name and photo going on StrideTech's website

$10,000+

- Receive 15% bonus shares
- StrideTech pen, tote bag, mug, water bottle, and blanket
- 20% off all StrideTech products for 5 years
- Dedicate your investment to your loved one with their name and photo going on StrideTech's website
- Sponsor a walker cleaning, repair, and fitting event free for older adults in your name

$20,000+

- Receive 20% bonus shares
- StrideTech pen, tote bag, mug, water bottle, and blanket

- 25% off all StrideTech products for 5 years
- Dedicate your investment to your loved one with their name and photo going on StrideTech's website
- Sponsor a walker cleaning, repair, and fitting event free for older adults in your name

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Stride Tech Medical will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.39 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $139. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

StrideTech Medical, Inc. ("StrideTech" or the "Company") is a medical device accessory early-stage start-up company. Our patented device (issue date from USPTO of 03/15/22) – StrideTech Go - is an attachment to walkers providing real-time haptic (vibration in the handles) and LED feedback to users. These corrective cues will help a user know when they are placing too much weight – or too little – on the handles, or if their hips are too far away from the walker frame. These corrections help prevent behaviors that lead to falls.

StrideTech Go simultaneously provides users with real time feedback while collecting and storing data. Uploaded from the attachment to our database. The data we collect is reported to Physical Therapists, Physicians, Caregivers and families with information on posture, weight distribution, and usage.

Feedback to users and healthcare professionals will facilitate and maintain correct mobility device use, improving posture, reducing walker dependence and contributing to increased confidence, independence and help prevent falls. For families, we will be able to report the walker is being used, times of day, and other information about the use of the walker – providing an unobtrusive way of checking in.

Stride Tech Medical, Inc. will sell our hardware B2C and B2B, through our website and through DME stores and retailers - we will also sell monthly subscriptions to reports to all interested parties the user approves.

Stride Tech Medical, Inc. was incorporated as a domestic corporation on June 25, 2019, under the laws of the state of Delaware. Its principal place of business and headquarters are in Colorado.

Competitors and Industry

Stride Tech Medical, Inc. is in the MedTech and Remote Patient Monitoring sectors. US census data shows those aged 65+ will represent 20% of the population by 2050. The financial toll for older adult falls is expected to increase as the population ages and may reach over $101 billion by 2030. StrideTech Go will enable walker users to age-in-place with more confidence and with improved care and treatment.

StrideTech is not aware of other providers offering real-time feedback to walker users. Currently, we believe smartwatches, such as Fitbit and Apple Watch, do not accurately detect activity for walker users and do not provide information on walker use. WalkWise offers some information about walker use, $199 upfront and $15/mo, but offers no real-time information for the user to improve their walker use. Walkwise's reports monitor usage by time of day and do not provide data on posture.

StrideTech's USPTO and PTC patent applications have been approved and the US based patent will be issued on March 15, 2022.

Current Stage and Roadmap

<u>Current Stage</u>

StrideTech Go is in the working prototype phase. We are conducting multiple tests with providers and selling our hardware and grip covers directly to consumers on our website.

<u>Future Roadmap</u>

Our next phase is the development of an app to allow for the wireless transmission of data, establish individualized remote settings, and report usage to multiple target audiences (physicians, physical therapists, care providers, and family members).

StrideTech has established relationships for US-based contract manufacturing of our hardware and textiles (grips).

The successful completion of our raise will fund the production of our hardware, the buildout of our sales channels (Durable Medical Equipment (DME), Retail, Home Health Partners, Home Care Partners, and Long Term Care Partners), and effective marketing of our products.

The Team

Officers and Directors

Name: George Douaire

George Douaire's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & CEO
  Dates of Service: September 08, 2020 - Present
  Responsibilities: Overall management of the company. Currently takes a salary of $30k/year.

- **Position:** Director
  Dates of Service: September 08, 2020 - Present
  Responsibilities: Overall management of the Company

Other business experience in the past three years:

- **Employer:** University of Colorado, Boulder
  Title: Adjunct Professor
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Instructor, 10 hours per week (3 business hours, remainder are on personal time).

Other business experience in the past three years:

- **Employer:** K8 Ventures
  Title: Advisory Board
  Dates of Service: December 01, 2018 - Present
  Responsibilities: Provide business advice, 3 hours per month

Other business experience in the past three years:

- **Employer:** Douaire Partners
  Title: Prinicipal
  Dates of Service: December 01, 2001 - September 01, 2020
  Responsibilities: Consultant

Name: Humsini Acharya

Humsini Acharya's current primary role is with University of Colorado, Boulder. Humsini Acharya currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June 25, 2019 - Present
  Responsibilities: General management and oversight of the company

- **Position:** Co-Founder & Board Secretary
  Dates of Service: June 25, 2019 - Present
  Responsibilities: Coordination and facilitation of Board Meetings

Other business experience in the past three years:

- **Employer:** University of Colorado, Boulder
  Title: Engineering Consultant, Integrated Teaching and Learning Laboratory
  Dates of Service: August 08, 2022 - Present
  Responsibilities: Engineering Consultant, Integrated Teaching and Learning Laboratory at CU Boulder

Name: Andrew Plum

Andrew Plum's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & Chief Technical Officer
  Dates of Service: June 25, 2019 - Present
  Responsibilities: Development of product technology. Currently takes a salary of $30k/year.

- **Position:** Director
  Dates of Service: June 25, 2019 - Present
  Responsibilities: General management & oversight of the company

Name: Timothy Visos-Ely

Timothy Visos-Ely's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder and Chief Product Officer
  Dates of Service: June 25, 2019 - Present
  Responsibilities: Development of the product. Currently takes a salary of $30k/year.

- **Position:** Director
  Dates of Service: June 25, 2019 - Present

Responsibilities: General management and oversight of the company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a universal attachment to walkers. Our revenues are therefore dependent upon the market for walkers.

We may never have an operational product or service
It is possible that there may never be an operational StrideTech Go or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational WebApp or that the product may never be used. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured prototypes for our StrideTech GO. Delays or cost overruns in the development of our StrideTech GO and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them.

However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors may receive get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate. It is possible our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Stride Tech Medical, Inc. was formed on June 25, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks

associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Stride Tech Medical, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Stride Tech Medical, Inc. is a good idea; the team will be able to successfully market, and sell the product or service,;we are able to price our product(s) properly and in sufficient volume for the Company to succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company may lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream

for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as FCC and IEC and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible we will experience delays, defects, errors, or other problems with their work which will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As with most companies we rely on the internet to conduct our business, and as such, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Stride Tech medical, Inc. or in its computer systems could reduce the attractiveness of the business and result in a loss of investors, companies or customers interested in using our products. Further, we rely on a third-party technology provider to provide our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Stride Tech Medical, Inc. could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain Issues

Supply chain issues that are beyond our control may impact the availability and cost of products and resources and could negatively impact our business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Timothy Visos-Ely	1,260,000	Common Stock	24.78%
Humsini Acharya	1,125,000	Common Stock	22.13%
George Douaire	1,125,000	Common Stock	22.13%
George Douaire	10,000	SAFE ($4M Cap)	
Andrew Plum	1,125,000	Common Stock	22.13%

The Company's Securities

The Company has authorized Common Stock, SAFE (no cap), and SAFE ($4M Cap). As part of the Regulation Crowdfunding raise, the Company will be offering up to 719,424 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,768,138 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of

1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount outstanding includes 683,785 of shares to be issued pursuant to stock options, reserved but unissued.

Right of First Refusal

No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the Corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this bylaw:

(a) If the stockholder desires to sell or otherwise transfer any of his shares of common stock, then the stockholder shall first give written notice thereof to the Corporation.

The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For thirty (30) days following receipt of such notice, the Corporation shall have the option to purchase all or a portion of the shares specified in the notice at the price and upon the terms set forth in such notice. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Article XI, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors.

In the event the Corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d).

(c) The Corporation may assign its rights hereunder.

(d) In the event the Corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder’s notice, the Secretary of the Corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the Corporation receives said transferring stockholder’s notice; provided that if the terms of payment set forth in said transferring stockholder’s notice were other than cash against delivery, the Corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions as set forth in said transferring stockholder’s notice.

(e) In the event the Corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, within the sixty (60) day period following the expiration of the option rights granted to the Corporation and/or its assignees(s) herein, transfer the shares specified in said transferring stockholder's notice which were not acquired by the Corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this Article XI in the same manner as before said transfer.

(f) Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this Article XI:

(1) A stockholder's transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any partnership or limited liability company of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be all of the partners or members. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, sister, or lineal descendant of a brother or sister, of the stockholder making such transfer.

(2) A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent transfer of said shares by said institution shall be conducted in the manner set forth in this Article XI.

(3) A stockholder's transfer of any or all of such stockholder's shares to the Corporation or to any other stockholder of the Corporation.

(4) A stockholder's transfer of any or all of such stockholder's shares to a person who, at the time of such transfer, is an officer or director of the Corporation.

(5) A corporate stockholder's transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder.

(6) A corporate stockholder's transfer of any or all of its shares to any or all of its stockholders.

(7) A transfer by a stockholder which is a partnership to any or all of its partners or former partners.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this Article XI, and there shall be no further transfer of such stock except in accordance herewith.

(g) The provisions of this Article XI may be waived with respect to any transfer either by the Corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the outstanding voting shares of the Corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Article XI may be amended or repealed either by a duly authorized action of the Board of Directors, or by the stockholders upon the express written consent of the owners of a majority of the outstanding voting shares of the Corporation.

(h) Any sale or transfer, or purported sale or transfer, of securities of the Corporation shall be null and void unless the terms, conditions, and provisions of this Article XI are strictly observed and followed.

(i) The foregoing right of first refusal shall terminate on either of the following dates, whichever shall first occur:

(1) On January 1, 2039; or

(2) Upon the date securities of the Corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

(k) The certificates representing shares of stock of the Corporation subject to the foregoing right of first refusal shall bear the following legend so long as such right of first refusal remains in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

SAFE (no cap)

The security will convert into Common stock and the terms of the SAFE (no cap) are outlined below:

Amount outstanding: $175,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Equity financing, liquidity event, and dissolution event

Material Rights

Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

SAFE ($4M Cap)

The security will convert into Safe preferred stock and the terms of the SAFE ($4M Cap) are outlined below:

Amount outstanding: $190,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: Priced Round

Material Rights

Summary of SAFEs

During the periods ending December 31, 2019, 2020, and 2021, the Company entered into numerous SAFE agreements with third and related parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to either future equity in the Company via SAFE Preferred Stock during a qualified financing event, or automatically receive a portion of the proceeds during a liquidity event equal to the greater of (i) the purchase amount, or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the liquidity price at a 20% discount rate. Shares of SAFE Preferred Stock have identical rights, privileges, preferences, and restrictions as shares of Standard Preferred Stock other than with respect to liquidation preference. Thirteen (13) of the sixteen (16) SAFE agreements entered are subject to a valuation cap of $4M.

Material Rights

1. Events

(a) Equity Financing. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this SAFE into shares of SAFE Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in

Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this SAFE under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $190,000.00
  Use of proceeds: R&D, Operations
  Date: November 22, 2021
  Offering exemption relied upon: 506(c)

- **Type of security sold:** SAFE
  Final amount sold: $175,000.00
  Use of proceeds: R&D and operations
  Date: December 03, 2020
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $35,000.00
  Number of Securities Sold: 319,090
  Use of proceeds: R&D and operations
  Date: February 22, 2020
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 84,678
  Use of proceeds: In February 2020, the Company sold 319,090 shares of Common Stock to an investor for $35,000 which represented 7% of the Company's total capital stock on a fully-diluted basis. This investor is subject to anti-dilution protection; if the Company issues additional shares of Common Stock to any person, the Company shall issue additional shares to this particular investor for no additional consideration to maintain ownership interest at 7% of the Company's total capital stock on a fully-diluted basis. In January 2021, the Company issued an additional 84,678 shares of Common Stock to this investor for no additional consideration.
  Date: January 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of operations

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

No revenue has been generated by the company. Research and development and testing have been the Company's primary focus. We believe StrideTech will be in a position, once capital has been raised, to begin production and sales in 2022.

Cost of sales

No cost of sales have been incurred in 2021 or 2020.

Our testing units have generated COGS of approximately $115/unit - prices per unit have fluctuated due to supply chain challenges. We believe StrideTech's cost per unit will continually decrease as we produce larger quantities, and the Company benefits from economies of scale.

We believe our Cost of sales in 2022 will increase as we hire sales and support personnel, incur marketing expenses and hire one person in operations.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of Stride Tech Medical, Inc.

Operating Expenses in 2021 increased $83,718 from 2020. Approximately $20,000 of this increase was due to increased compensation and benefits costs as co-founders began to draw a salary. All salaries in 2021 were increased to $30,000/year. We believe salaries will increase to $60,000/yr to provide a living wage for current Stride Tech

Medical, Inc. employees.

We believe further compensation and benefits expenses will be incurred as the company hires additional staff in sales and marketing at current market prices. The Company plans to hire four employees in 2022 and 2023 in sales and marketing and one in operations.

Historical results and cash flows:

Past expenses primarlily centered around salaries, which are well below market. All staff salaries are $30,000 a year.

Future expenses will will see an increase of current salaries from $30/k to $60/k to provide a living wage. We will see a dynamic increase in SG&A as we add staff in our marketing, sales teams and operations.

Cash was generated by selling equity to fund operations. Revenues should begin in 2022 as we sell product. The need to sell equity will decrease as revenues increase.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of Feb 2022, the company currently has $23,000 cash on hand.

We have not established a revolving line of credit at this time. We plan to establish a line of credit in 2022.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Campaign funds are critical to the company's operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

If we raise the maximum, the funds will comprise 98% of the total funds of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum, the company can operate for 6 months. This includes compensation and operations (21.5%), R&D costs (50%), marketing (20%), and inventory (100 test units) (5%).

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum, the company can operate for 12 months. This is based on a burn rate of $50,000 per month which includes the cost of manufacturing (500 units) (10%), R&D (25%), marketing (25%), and compensation and operations (41.5%).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We anticipate the need for a future capital fundraise of at least $2million.

Indebtedness

- **Creditor:** George F. Douaire - Deferred Salary
  Amount Owed: $24,230.85
  Interest Rate: 0.0%
  $4M Valuation Cap, 20% discount

- **Creditor:** The Caruso Foundation
  Amount Owed: $50,000.00
  Interest Rate: 0.0%

- **Creditor:** Param Singh
  Amount Owed: $100,000.00
  Interest Rate: 0.0%

- **Creditor:** University of Colorado Foundation
  Amount Owed: $25,000.00
  Interest Rate: 0.0%
  $4M Valuation Cap, 20% discount

- **Creditor:** George F. Douaire
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  $4M Valuation Cap, 20% discount

- **Creditor:** JOE ED McCREERY
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  $4M Valuation Cap, 20% discount

- **Creditor:** Sally Cottingham
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  $4M Valuation Cap, 20% discount

- **Creditor:** William Nestos
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  $4M Valuation Cap, 20% discount

- **Creditor:** Peter Nestos
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  $4M Valuation Cap, 20% discount

- **Creditor:** Mitchell Goldsmith
  Amount Owed: $20,000.00
  Interest Rate: 0.0%
  $4M Valuation Cap, 20% discount

- **Creditor:** Joseph McCreery
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  $4M Valuation Cap, 20% discount

- **Creditor:** James Ertmann
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  $4M Valuation Cap, 20% discount

- **Creditor:** Jean Kempner
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  $4M Valuation Cap, 20% discount

- **Creditor:** James McCauley
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  $4M Valuation Cap, 20% discount

- **Creditor:** Aila Main
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  $4M Valuation Cap, 20% discount

- **Creditor:** Terry O'Brien
  Amount Owed: $20,000.00
  Interest Rate: 0.0%
  $4M Valuation Cap, 20% discount

- **Creditor:** Glenn Klauke
  Amount Owed: $15,000.00
  Interest Rate: 0.0%
  $4M Valuation Cap, 20% discount

- **Creditor:** Deming Center Venture Fund
  Amount Owed: $25,000.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** George F. Douaire
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Deferred Compensation. As a Director, President & CEO George has elected to defer salary.
  Material Terms: Douaire's deferment initiated in May of 2021 and continues to date. 2021 deferred amount was $19,615.45. In 2022, as of 2/25/22, the amount was $4,615.40. All deferred compensation will be applied to a SAFE under the terms and conditions established in Douaire's initial SAFE.

Valuation

Pre-Money Valuation: $8,017,711.82

Valuation Details:

A report on the Medical Device industry by the Valuation Research Corporation looking at merger and acquisition activity for Q4 2020 showed a valuation between 12x and 30x operating profit (EBITDA). The market for Age-Tech products is continuing to increase as the global population of people over 65 is expected to double by 2050. This has led to $200B per year in annual revenue by the top 35 VC-backed Age-Tech companies.

Stride Tech Medical's valuation of about $8M is based on financial projections. To achieve this estimate, we analyzed projections for the next three years. Our costs of goods sold for year 1 is $4,600, year 2 is $102,338, year 3 is $447,229.

We project a gross margin (net sales revenue minus its cost of goods sold) in year 1 as 60.2%, year 2 as 86.8%, year 3 as 92.2%.

We also project annually for fixed costs in each year as follows: year 1, $351,374, year

2, $1,382,682, year 3, $7,419,590 – in year 3 we project significant hiring of staff. Our steady-state profit goal is $123,409 by end of 2024.

We are assuming revenue growth of 5.5x from year 1 to 2 based on market adoption and penetration into B2B providers nationally. Year 2 to year 3 revenue growth is estimated to be 7.4x.

Please note this is forward-looking information. Please refer to our legend below and our Risk Factors section in our Form C.

This valuation is also informed by the fact that StrideTech is targeting a large and growing market, has valuable IP, established partnerships to scale the business, and recurring revenue streams.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is only one class of stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $365,000 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.66 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  Use of proceeds will be directed towards social media ads, Google ad words, email campaigns, packaging and promotion, and channel development.

- *Inventory*
  5.0%
  Build out of units for sale to B2B & B2C markets and use in continued and expanded testing.

- *Research & Development*
  50.0%
  Develop the app and commercialize the database for direct-to-consumer sales and pilot testing.

- *Operations*
  21.5%
  Operating costs include current team salaries, office space, new employees (marketing and sales personnel), legal, accounting, regulatory controls, taxes and licenses, meals and entertainment, travel, and office supplies and utilities.

If we raise the over allotment amount of $999,999.36, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  Use of proceeds will be directed towards social media ads, Google ad words, email campaigns, packaging and promotion, and channel development.

- *Research & Development*
  10.0%
  R&D is also made up of continued product development, app development, database build-out.

- *Company Employment*
  22.0%
  We will use the funding to help pay the current salaries of all our Officers & Directors and also look to expand our team, especially in the area of R&D

- *Operations*

21.5%
Operating costs include current team salaries, office space, new employees (marketing and sales personnel), legal, accounting, regulatory controls, taxes and licenses, meals and entertainment, travel, and office supplies and utilities.

- *Working Capital*
  3.0%
  Working Cap

- *Inventory*
  15.0%
  Build out of units for sale to B2B & B2C markets and use in continued and expanded testing.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.stridetechgo.com/ (Investor Relations Tab).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/stride-tech-medical

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR StrideTech Medical, Inc.

[See attached]

Stride Tech Medical, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Stride Tech Medical, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 22, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	39,938	79,416
Total Current Assets	39,938	79,416
Non-current Assets		
Equipment, net of Accumulated Depreciation	2,228	2,228
Intangible Assets: Patent, net of Accumulated Amortization	8,786	8,396
Other Assets	66	66
Total Non-Current Assets	11,079	10,689
TOTAL ASSETS	51,018	90,106
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Deferred Compensation	5,829	-
Deferred Compensation - Related Party	19,615	-
Payroll Liabilities	6,268	3,995
Share Repurchase Liability	9	9
Total Current Liabilities	31,721	4,004
Long-term Liabilities		
PPP Loan	-	5,500
Future Equity Obligations (SAFE Agreements)	320,000	175,000
Future Equity Obligations (SAFE Agreements) - Related Party	10,000	-
Total Long-Term Liabilities	330,000	180,500
TOTAL LIABILITIES	361,721	184,504
EQUITY		
Common Stock	50	50
Additional Paid in Capital	90,168	90,066
Accumulated Deficit	(400,922)	(184,514)
Total Equity	(310,704)	(94,398)
TOTAL LIABILITIES AND EQUITY	51,017	90,106

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	-	-
Cost of Sales	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	2,073	1,167
General and Administrative	146,970	111,143
Research and Development	84,572	37,587
Total Operating Expenses	233,615	149,897
Operating Income (loss)	(233,615)	(149,897)
Other Income		
Interest Income	32	-
Other	17,175	2,782
Total Other Income	17,207	2,782
Provision for Income Tax	-	-
Net Income (loss)	(216,408)	(147,115)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(216,408)	(147,115)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Payroll Liabilities	27,717	3,995
Other	-	(66)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	27,717	3,929
Net Cash provided by (used in) Operating Activities	(188,691)	(143,186)
INVESTING ACTIVITIES		
Equipment	-	(2,228)
Patent	(390)	(8,396)
Net Cash provided by (used by) Investing Activities	(390)	(10,623)
FINANCING ACTIVITIES		
Issuance of Common Stock	-	14
Additional Paid in Capital	103	35,111
PPP Loan	(5,500)	5,500
Repurchase of Common Stock	-	(9)
Share Repurchase Liability	-	9
Convertible Notes	155,000	175,000
Net Cash provided by (used in) Financing Activities	149,603	215,625
Cash at the beginning of period	79,416	17,600
Net Cash increase (decrease) for period	(39,478)	61,816
Cash at end of period	39,938	79,416

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/19	4,500,000	45	54,955	(37,400)	17,600
Issuance of Common Stock	1,444,090	14	35,111	-	35,125
Treasury Stock	(944,415)	(9)	-	-	(9)
Net Income (Loss)	-	-	-	(147,115)	(147,115)
Ending Balance 12/31/2019	4,999,675	50	90,066	(184,514)	(94,398)
Issuance of Common Stock due to Anti-Dilution	84,678	-	-	-	-
Additional Paid in Capital	-	-	102	-	102
Net Income (Loss)	-	-	-	(216,408)	(216,408)
Ending Balance 12/31/2020	5,084,353	50	90,168	(400,922)	(310,704)

Stride Tech Medical, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Stride Tech Medical, Inc. ("the Company") was formed in Delaware on June 25th, 2019. The Company plans to earn revenue by selling an attachable device to walkers / rollators, and subscription services to walker users, family members and healthcare professionals. Leveraging the data collected on use, AI technology, and then combining them with predictive analytics, the Company will help prevent falls. The Company's headquarters is in Boulder, Colorado. The Company's customers will be located in the United States and internationally.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Equipment	5	2,228	-	-	2,228
Grand Total	-	2,228	-	-	2,228

Other Income

In 2020, the Company received a reimbursement for travel in the amount of $1,782 as well as a grant from the Chamber of Commerce for $1,000. In 2021, the Company's two PPP loans were forgiven; please see "Note 5 – Debt" for further information.

Intangible Assets

The Company's intangible asset consists of a patent recorded at cost. Because it has not yet been issued, no amortization is recorded. The ending balance of this asset was $8,396 and $8,786 as of December 31, 2020 and 2021, respectively.

Deferred Compensation

In 2021, the Company entered into three (3) agreements with a contractor, employee, and related party to have payment for their services entirely accrued and applied towards their respective SAFE agreements carrying identical terms as those disclosed below (please see "Note 5 – Debt"). The total ending balance of this deferred compensation was $25,444 as of December 31, 2021.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2019, the Company authorized an Equity Incentive Plan ("the Plan") for the purposes of attracting and retaining talent. A total of 500,000 shares of Common Stock can be granted as awards which shall include Stock Options, Restricted Stock, and other stock-based awards granted pursuant to the terms of this Plan. No Stock Option shall be exercisable more than ten (10) years after the date the Stock Option is granted. The Stock Option price shall be determined by the Board of Directors. Throughout May and August 2021, the Company granted three Advisors the option to purchase a total of 128,250 shares of Common Stock at a purchase price of $0.05 per share for work and counsel previously provided. Furthermore, the Company granted these Advisors the option to purchase a total of 36,750 additional shares of Common Stock at a price of $0.05 that shall proportionally vest of a period of 24 equal monthly installments following the respective effective dates. The Board of Directors concluded that the Stock Options are not material and have negligible value.

Separate from the Company's Equity Incentive Plan, in July 2019, the Company's founders were issued a total of 4,500,000 shares of Restricted Common Stock with par values of $0.00001 per share for a total of $45. The shares shall vest at a rate of 25% on the one-year anniversary of the effective date, followed by equal monthly installments over a period of 36 months from the one-year anniversary until all remaining shares have vested. The vesting schedules are subject to the founders' active employment status with the Company.

The Company has the right to repurchase any unvested shares at any time during a sixty (60) day period following the date of a founder's termination of employment at the lower of (i) the purchase price, or (ii) the fair market value per share of Common Stock on the date of the founder's termination of employment. In February 2020, the Company's Treasurer terminated his employment with the Company thereby receiving notice that 944,415 of the original 990,000 shares of Restricted Common Stock granted are being repurchased at a price of $0.001 per share for a total of $9.45. The number of shares that have vested and are in possession of the previous Treasurer amount to 45,585 shares of Common Stock.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Please see "Deferred Compensation" and "Note 5 – Debt" regarding an agreement with a Related Party.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

In April 2020 and March 2021, the Company entered into two Paycheck Protection Program (PPP) loans for a total of $17,175 with 1% interest rates and respective maturities in 2022 and 2026. These loans were not secured and have been forgiven as of December 31, 2021.

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2019, 2020, and 2021, the Company entered into numerous SAFE agreements with third and related parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to either future equity in the Company via SAFE Preferred Stock during a qualified financing event, or automatically receive a portion of the proceeds during a liquidity event equal to the greater of (i) the purchase amount, or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the liquidity price at a 20% discount rate. Shares of SAFE Preferred Stock have identical rights, privileges, preferences, and restrictions as shares of Standard Preferred Stock other than with respect to liquidation preference. Thirteen (13) of the sixteen (16) SAFE agreements entered are subject to a valuation cap of $4M.

One particular SAFE agreement for $50,000 contains a Most Favored Nation Provision whereby the investor shall be promptly notified if the Company issues any subsequent convertible securities ("the securities") prior to the termination of this agreement. The investor shall receive a copy of all documentation relating to such securities, and if the investor determines that the terms of the securities are preferable to the terms of this SAFE agreement, the Company shall amend and restate this instrument to be identical to the instrument evidencing the securities.

Debt Principal Maturities 5 Years Subsequent to 2021	
Year	Amount
2022	-
2023	-
2024	-
2025	-
2026	-
Thereafter	-

*The SAFE agreements mature during qualified financing or change of control events which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.00001 per share. 4,999,675 and 5,084,353 shares were issued and outstanding as of 2020 and 2021.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the Boards of Directors.

In February 2020, the Company sold 319,090 shares of Common Stock to an investor for $35,000 which represented 7% of the Company's total capital stock on a fully-diluted basis. This investor is subject to anti-dilution protection; if the Company issues additional shares of Common Stock to any person, the Company shall issue additional shares to this particular investor for no additional consideration to maintain ownership interest at 7% of the Company's total capital stock on a fully-diluted basis. In January 2021, the Company issued an additional 84,678 shares of Common Stock to this investor for no additional consideration.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 22, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Stride Tech Medical

Data Driven Fall Prevention


stridetech
a remote training tool to
prevent falls using
biofeedback

Website | Boulder, CO | HEALTH TECH

StrideTech Medical Inc. is dedicated to preventing falls and improving the lives of older adults, their families, and their healthcare professionals. Our first product, StrideTech Go, is an innovative walker attachment with smart technology that monitors and corrects common walker misuse to prevent injury.

$205,565 raised

87 Investors	$8.02M Valuation
$1.39 Price per Share	$248.81 Min. Investment
Common Shares Offered	Equity Offering Type
$1M Offering Max	28 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates 59 | Comments | Follow

Reasons to Invest

- After 3 years of testing and research we believe we have perfected our technology behind our product, and our patent application has been approved by the USPTO and PCT.
- Our Age-tech estimate for the largest 35 American consumer brands adds up to $350B. (Source)
- We have a strong team of advisors and partners with deep industry experience including PhDs, doctors, and entrepreneurs who believe in the product and company and have invested their time and money. We are personally affected by this problem, giving us the motivation, passion, and urgency to find a solution.

OVERVIEW

StrideTech Go is Making Walkers Smart


StrideTech is bringing the walker to the 21st century
New standard for walkers
Providing peace of mind
Class 1 medical device accessory
go
stridetech

Rewards

Get rewarded for investing more into Stride Tech Medical:

$248+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
$500+
$25.00 StrideTech gift certificate and a StrideTech pen

$1,000+
Investment
$1,000+
3% bonus shares $50.00 StrideTech gift certificate StrideTech pen and tote bag

$2,500+
Investment
$2,500+
5% bonus shares $75.00 StrideTech gift certificate StrideTech pen, tote bag, and mug Name and photo of you/loved one on StrideTech's website

We have developed a technology that can turn any walker into a smart walker with the goal of preventing falls in older adults. We are bringing the walker, a technology that hasn't changed in decades, into the 21st century.

We believe that StrideTech Go is uniquely primed to launch as a consumer electronic, speeding up our time to market, however, we envision StrideTech Go as the new standard of care for anyone who uses a walker. Our goal for this product is to be reimbursable as a Remote Patient Monitoring Device and real time fall assessment tool that is accessible to anyone.

We worry about your loved one falling so you don't have to, providing peace of mind for family members and improved treatment capabilities for healthcare providers. Engineering is primed, manufacturing is ready and we have a MOU with a partner for distribution.

THE PROBLEM

Falls in Older Adults Currently Lack a Technology Solution



Incorrect walker use leads to
Dependence on devices
Decreased mobility
Falls
Healthcare professional concerns include
Lack of patient insight
Retraining patients
Patient reinjury

We believe there is relatively little awareness of the role that improper walker use plays in falls in older adults, despite the fact that it is a common, well-researched problem. For older adults, incorrect walker use often goes hand in hand with increased dependence on mobility devices, decreased mobility and falls.

Healthcare professionals also have concerns, including lack of insight into their patient's mobility, a constant need to train/retrain their patients on walkers, patient re-injury and re-admittance, patient and family confusion and anger when a fall happens, and dissatisfaction with care.

Meanwhile, improper walker use can cause families of older adults to worry about their loved one's mobility, feel uncertainty around their loved one's health, and struggle with the transition from a family member to a caregiver.

Many of these problems have worsened since 2020, when Medicare reimbursement for Home Health changed from fee-for-service to outcome-driven. (Source) Because of this change, care providers are faced with decreased amounts of reimbursement treatment. Now, they are limited to just 6 visits while needing to maintain patient outcomes. We believe technology is the only way to fill this gap without losing money.

THE SOLUTION

Bringing Walkers into the 21st Century

StrideTech Go is a smart attachment universally compatible with any walker that detects common walker misuses that lead to falls and injury. When StrideTech Go senses excessive weight bearing and forward leaning posture, it provides immediate vibration feedback through the walker handles to alert the user to these unsafe behaviors.

$5,000+
Investment
$5,000+

10% bonus shares StrideTech pen, tote bag, mug and water bottle 15% off all StrideTech products for 5 years Name and photo of you/loved one on StrideTech's website

$10,000+
Investment
$10,000+

15% bonus shares StrideTech pen, tote bag, mug, water bottle, and blanket 20% off all StrideTech products for 5 years Name and photo of you/loved one on StrideTech's website Sponsor a walker cleaning, repair, and fitting event free for older adults

$20,000+
Investment
$20,000+

20% bonus shares StrideTech pen, tote bag, mug, water bottle, and blanket 25% off all StrideTech products for 5 years Name and photo of you/loved one on StrideTech's website Sponsor a walker cleaning, repair, and fitting event free for older adults


StrideTech Go
A smart attachment universally compatible with any walker
Detects common walker misues that lead to falls and injury
Senses excessive weight bearing and forward leaning posture
Provides immediate vibration feedback and alerts user of behavior

As a training tool, StrideTech Go can be utilized by families and healthcare professionals to improve walker use through real-time feedback and prevent behaviors which may lead to a fall.


Immediate vibration feedback through walker handles alerts user of unsafe behaviors
Users can correct behaviors in real-time and prevent unnecessary falls and injuries

In addition, StrideTech Go connects to an app that can be used by families and healthcare professionals to track progress and be alerted to unsafe trends in behavior. Our technology is research-backed, intuitive, teachable, and designed with the safety of the user in mind.


StrideTech Go connects to our App
Monitor changes in walker usage in real-time
Gain confidence in how your loved one is progressing with their mobility
Set automated alerts on walker usage, inactivity, and more
Data can be sent to healthcare professionals to help inform care

**The above graphic contains images of our beta app which is currently not available for general use*



**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

Innovators in the Walkers Business Model

StrideTech Go has the ability to turn walkers into a recurring revenue stream instead of a one-time purchase through subscriptions to our app. Our hybrid business model includes both hardware and subscription sales through B2C channels. Our B2B channels are still in the development phase. Our app, which is not available to the market yet, requires a one-time purchase directly within the app.

Hybrid Business Model

$199
Upfront for Hardware
Hardware

$30
Monthly subscription
Software

For our B2C sales, we will sell directly to older adults and their families online through our website and through retail channels (Durable Medical Equipment stores).

For B2B sales, we plan to target the home health market, outpatient rehab clinics, and physical therapy clinics.

Data collected by StrideTech Go has never been available before and will be extremely valuable to users, family members, PTs, care facilities, and others. In the long term, we see an opportunity for the aggregated data's value to create new revenue streams for our company.

OUR TRACTION

Proprietary Technology and Strong Partnerships


Our patent was issued by the USPTO on March 15, 2022.

Source

We have spent three years developing our proprietary technology, including the mechanical design and functionality of the product, the hip distance sensor, and the use of vibrotactile, visual, and auditory cues to provide handle feedback to the user on their individual walker.

Our Partners

University of Denver · Modena Cherry Creek · MedCor professionals · Boomtown Accelerators · Human Dynamics Laboratory

We expect that our research partnership with Denver University's Human Dynamics Laboratory will give us access to multi-million dollar lab equipment to clinically validate StrideTech Go and keep us on track to becoming a researched-backed medical device.

When we are ready to launch, our partnership with Modena Senior Living will allow for large scale testing. In addition, our anticipated partnership with MedCOR Professionals will be ready by the end of Q2 2022. We can test, conduct research, and distribute our technology with established partnerships.

THE MARKET

A Massive Market Fueled by a Growing Population


stridetech
Americans above 50:
$7.6T
Spent on goods and services in 2018
$200B
Projected annual spend on tech products by 2030

Americans over 50 spent $7.6 trillion on goods and services in 2018, this is projected to grow to $27.5 trillion by 2050. By 2030, they're expected to spend over $200B annually on tech products. (Source) Meanwhile, the pandemic has made the industry transition very quickly to needing ways to remotely monitor and stay in touch with older adults. As a result, we find that senior care organizations no longer see technology as a nice-to-have but a necessity.



**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

WHY INVEST

Helping Older Adults Stand Tall and Keep their Independence


Estimated VC-backed Age-tech revenue is about $2 billion/ year in the US

(Source, Source)

We see smart walkers as the new standard for assistive technology.Integrated sensors can detect and predict falls, injuries, and alert healthcare professionals before problems become deadly.

StrideTech has spent over three years developing this technology and has finally reached a commercially viable product with a patent and trade secrets in place. Manufacturing has already been secured, so funds can go directly to building inventory for sale and large scale testing.

We are actively engaged in testing at senior living facilities and negotiating partnership agreements. In short, we are all set and ready to go. Join us as we set a new standard in a multi-million dollar industry and create better care for our loved ones as they age.

April 2019
Stride Tech Medical Wins New Venture Challenge
Undergrad team wins $100K for safer senior mobility

June 25, 2019
Our Company Launches!
Business formation

June 2019
Stride Tech conducts 6 weeks of testing with Carillon & Sunrise Senior Living
Stride Tech conducts 6 weeks of testing with Carillon & Sunrise Senior Living

August 2019
Applied for Provisional Patent with USPTO
Applied for Provisional Patent with USPTO

August 2020
Filed Utility Patent with USPTO
Filed Utility Patent with USPTO

November 2020
Filed Patent Cooperation Treaty (PCT) Application
Filed Patent Cooperation Treaty (PCT) Application

March 2020
Boomtown HealthTech Accelerator Program
Boomtown HealthTech Accelerator Program

June 2020
University of Denver Human Dynamics Partnership established
University of Denver Human Dynamics Partnership established

August 2020
Hired President & CEO George Douaire
Hired President & CEO George Douaire

January 2021
Established MedCor Distribution Agreement
Established MedCor Distribution Agreement

February 2021
Conducted Healthy Young Adult Testing
Conducted Healthy Young Adult Testing

February 2021
Engaged Firmware Developer
Engaged Firmware Developer

February 2021
Completed Phase 1 database construction
Completed Phase 1 database construction

February 2021
Passed FCC Pre-Compliance Testing
Passed FCC Pre-Compliance Testing

March 2022
Launched on StartEngine
Now YOU can own a part of our company!

ANTICIPATED: April 2022
Walker Repair and Testing Event
Waker repair and testing event

ANTICIPATED: July 2022
Build 100 Units Inventory
Build 100 units of inventory necessary for large scale pilots and initial sales.

ANTICIPATED: Aug 2022
Finalize Database and App Design and Development
Finalize the database and app design and complete development

ANTICIPATED: Aug 2022
Begin Large Pilot Studies
Start onboarding users for large pilot studies.

In the Press

University of Colorado Boulder | University of Colorado Boulder | The Oldish | DENVER BUSINESS JOURNAL | INNO

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Meet Our Team



George Douaire

Director, President & CEO

George has been an Executive leader for organizations ranging from start-ups to $14 billion Fortune 50 corporations. He brings an exceptional management record of growth in profits, sales, market penetration & customer service. He has achieved or exceeded objectives through innovative deal creation, contract negotiations & creative team development, domestically and internationally. George has been a mentor at Boomtown Accelerator, Boulder and is currently an Instructor at the Leeds School of Business. He has been on the boards of several companies (publicly traded and privately owned) and served on the national board for the Platform Tennis Association and as a volunteer with the Community Health Initiative in Haiti (surgical support team).



Humsini Acharya

Director

Humsini has a background in neuromechanics and rehabilitation engineering research. There she saw many solutions for posture and gait problems with older adults that only tended to help in strict laboratory settings. Most solutions were unlikely to be implemented in the real world, let alone be commercially viable. Humsini now uses her research background to ensure that StrideTech Go is founded on research, efficacy, and testing.



Andrew Plum

Director, Chief Technology Officer

Andrew has a background in mechanical engineering with skills in hardware and embedded system design. Andrew uses his expertise in mechanical design, IoT embedded systems, and electrical engineering to advance the technology behind Stride Tech.



Timothy Visos-Ely

Director, Chief Product Officer

Tim gained experience in the medical device industry by designing walkers for Medline, one of the largest DME (Durable Medical Equipment) companies in the world. Through this experience he learned about the unaddressed issues with walker design for seniors. Given a personal motivation to help his Grandmother stop falling when using her walker, Tim proposed his design for an Engineering Project at CU - Boulder. It was in this class where Tim built out the team and product.



Param Singh

Advisor

Dr. Param Singh is one of two inventors of the AbioCor, the first total artificial heart (Patent 4,888,011). Mr. Singh is now retired from Abiomed after building the company from formation to an IPO. Dr. Singh has enjoyed being a mentor to entrepreneurs and investing his time in worthy start-ups in the medical field.



Nathan Estrada

Advisor

Dr. Estrada spent the first decade of his career as a physical therapist working directly with older adults as the Senior Living Program Manager at Bayada where he had first-hand experience treating people who use walkers. Dr. Estrada has translated his experience and knowledge into creating technology to solve the industry's biggest problems and now works as Vice President of Clinical at Nymbl Science.



Jacob Segil

Advisor

Jacob Segil is currently the Program Director at the Center for Translational Research at University of Colorado Boulder where he acts as a campus-wide resource for faculty and staff who are pursuing funding to seed early-stage companies based upon university inventions. Dr. Segil has also founded multiple startup companies in the medical device space including: Point Designs LLC, MITA, LLC, and Infinite Biomedical Technologies LLC.



Jack York

Advisor

Mr. York, a co-founder of It's Never 2 Late, also known as iN2L brings expert experience in integrated hardware, software and media systems. York's expertise working with over 2,500 senior living communities – including independent living, assisted living, memory care, nursing homes and adult day programs – in all 50 states and three countries will be invaluable to StrideTech as the company continues to grow. York regularly speaks at conferences and conventions in the senior services industry.



Christopher Krause

Advisor

Mr. Krause is an engaging Occupational Therapist and rehabilitation operations leader with a demonstrated history of success in healthcare and senior care rehab technology innovation. Krasue's clinical experience, communication, and team building skills will accelerate StrideTech's product growth and new sales through creation of new engagement technologies and clinical concepts across a vast array of settings including acute care, sub-acute, home health, and assisted living



Larry Blankenship

Advisor

Mr. Blankenship has served as Director, CEO, President, COO and CTO of multiple start-up companies and has served in executive positions for large healthcare and research firms. Mr. Blankenship currently provides personal advisory and consulting services to companies in the medical device and life science industries including business and product strategies at the Board and C-executive level.



Carrie Coumbs

Advisor

Ms. Coumbs is an experienced growth strategist, in the senior housing, geriatric rehabilitation, Medicare ACO, CPC+ and BPCI-A. She is a passionate executive leader in home health, hospice care and home care collaboration. Ms. Coumbs brings StrideTech experience in Accountable Care Organization, and is a Medicare/Medicaid specialist.

Offering Summary

Company	StrideTech Medical, Inc.
Corporate Address	1614 Timber Ln., Boulder, CO 80304
Offering Minimum	$9,999.66
Offering Maximum	$999,997.37
Minimum Investment Amount (per investor)	$251.20

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	7,194
Maximum Number of Shares Offered	719,423
Price per Share	$1.39
Pre-Money Valuation	$8,017,711.82

Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 3 days and receive an additional 5% bonus shares.

Amount-Based:

$500+

- $25.00 StrideTech gift certificate and a StrideTech pen

$1,000+

- Receive 3% bonus shares
- $50.00 StrideTech gift certificate
- StrideTech pen and tote bag

$2,500+

- Receive 5% bonus shares
- $75.00 StrideTech gift certificate
- StrideTech pen, tote bag, and mug
- Dedicate your investment to your loved one with their name and photo going on StrideTech's website

$5,000+

- Receive 10% bonus shares
- StrideTech pen, tote bag, mug and water bottle
- 15% off all StrideTech products for 5 years
- Dedicate your investment to your loved one with their name and photo going on StrideTech's website

$10,000+

- Receive 15% bonus shares
- StrideTech pen, tote bag, mug, water bottle, and blanket
- 20% off all StrideTech products for 5 years
- Dedicate your investment to your loved one with their name and photo going on StrideTech's website
- Sponsor a walker cleaning, repair, and fitting event free for older adults in your name

$20,000+

- Receive 20% bonus shares
- StrideTech pen, tote bag, mug, water bottle, and blanket
- 25% off all StrideTech products for 5 years
- Dedicate your investment to your loved one with their name and photo going on StrideTech's website
- Sponsor a walker cleaning, repair, and fitting event free for older adults in your name

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Stride Tech Medical will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.39 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $139. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Successful Pilot Launch Day with Eaton Senior Communities

4 days ago


stridetech
INTRO DAY COMPLETE!
Intro day with volunteer testers for our long-term, large-scale testing complete!
Stay tuned for more updates!

Yesterday, the Stride Tech Medical, Inc. team was onsite at Eaton Senior Community to begin our intro day with volunteer testers for our 12-week pilot test!

It was an all hands on deck day, filled with great conversations, lots of excitement, and positive comments from our testing group as they look forward to beginning use of our StrideTech Go device in the coming weeks.

This long-term, large-scale testing is being done over 12-weeks with twelve volunteer testers. We knew that Eaton Senior Communities was the perfect partner for our first long-term, large-scale testing because of our shared vision for helping individuals live life to its fullest potential. StrideTech is grateful to Eaton Senior Communities and their dynamic team!

Read more about our pilot program with Eaton Senior Communities → https://www.stridetechmedical.com/post/announcing-a-pilot-program-with-eaton-senior-communities

The Inspiration Behind StrideTech Go, Grandma Chris, Turns 75 Today! Help us Wish her a Happy Birthday!

7 days ago


Happy Birthday Grandma Chris!
Copy link
Watch on YouTube
Happy Birthday
GRANDMA CHRIS!

There is one specific individual that sparked the idea of starting Stride Tech Medical, and that is our Co-Founder and Chief Product Officer, Tim Visos-Ely's Grandma Chris.

Today is this special lady's 75th birthday.
Join us in wishing Grandma Chris a happy birthday!

Stride Tech Medical was founded after Grandma Chris became a walker user and Tim wanted to ensure his grandma was safe when using her walker - as she had been a constant support for his family since day one.

Today, our mission continues as we work to use our technology to provide walker users with safe, confident use, prevent falls and collect data to share with users, caregivers, and families.

Recruitment Success! StrideTech Fills Pilot Program Testing Spots

12 days ago


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Last week our team hosted a walker repair event at Eaton Senior Communities. During the event, we are able to provide tune ups and help fix resident walkers. While working on walkers, this particular event presented the opportunity for us to recruit volunteer testers for our pilot program beginning at Eaton later this month.

We are excited to share that we filled all of our volunteer tester spots!!

Why is this long-term, large-scale testing important?

• Allows for simultaneous users to test our StrideTech Go product

• Collection of a larger pool of data

• A big step toward potential commercial use

• Shows efficacy of our StrideTech Go device

StrideTech is on the verge of large scale testing, a critical component in developing a remote monitoring device. Our pilot partners and volunteer testers are excited to see StrideTech Go in action. Stay tuned for more updates about our upcoming Pilot with Eaton Senior Communities.

Don't miss out on the opportunity to invest in a company dedicated to improving mobility and reducing falls in older adults. Invest in Stride Tech Medical today.

Hear from Doctor Brennan Seevers on the Importance of Data from StrideTech Go

27 days ago


A Physical Therapist Gives His Take on StrideTech Go
Copy link
Brennan Seevers
Area Rehab Director, EmpowerMe Wellness
Watch on YouTube

"As a clinician, data is super important for me. It helps me determine progress, helps me determine whether (patients) are getting better or it's helping them or not. If it's not helping them I want to adjust and make sure it is helping this individual" ~Brennan, Area Rehab Director at EmpowerMe Wellness

Brennan is a Doctor of Physical Therapy and works with older adults. He would use StrideTech Go with his patients to draw insight from the data collected, get buy-in with feedback they can feel, AND now he will be able to be reimbursed for StrideTech Go to the new codes released by the Center for Medicare & Medicaid Services (CMS) under Remote Therapeutic Monitoring (RTM).

RTM allows providers to bill for the remote management of their patients with musculoskeletal and respiratory conditions using medical devices (including certain software) that collect non-physiological data → our StrideTech Go!

Notice of Material Change in Offering

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Stride Tech Medical offering. Here's an excerpt describing the specifics of the change:

Issuer is extending campaign end date and updating team section

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

President and CEO, George Douaire, Discusses Key Stakeholders for StrideTech Go.

about 1 month ago


The Four Key Stakeholders for StrideTech Go
Copy link
Key Stakeholder Discussion
Community Rehab
Senior Living Community
Older Adult Resident
Healthcare Professional
Watch on YouTube

StrideTech Go has the opportunity to support and provide insight to four key stakeholders;

1️⃣ Walker users: helps individual build confidence and use their walker in a safe way

2️⃣ Family members of walker users: allows family to be able to know how their loved one is doing and progressing via our StrideTech's mobile app

3️⃣ Senior Living Communities: Creates the opportunity to pilot/test StrideTech Go to help reduce falls and mitigate risk for their residents

4️⃣ Healthcare Professionals/Community Rehabs: StrideTech Go would be a tool for therapy and care staff to be able to provide more informed care using data collected from device

We are dedicated to preventing falls and improving the lives of older adults, their families, and their healthcare professionals. Join us in bringing walkers into the 21st century and invest in StrideTech today!

StrideTech's New Advisor, Jack York, is an Experienced Older Adult Tech Entrepreneur!

about 1 month ago


iN2L
THANK YOU THURSDAY
Jack York

Jack York is the Co-Founder of IN2L and has earned a respected reputation in senior living for his charismatic, mission-driven approach in building an organization around the idea that it's never too late for a fulfilling life.

Jack brings knowledge of finding ways to use technology to create personalized experiences that engage and connect older adults to their loved ones and the world at large, specifically individuals with dementia.

"StrideTech has developed a product which will have an immediate impact on the ability of walker users to live their lives safely and with confidence. Decreasing falls is a huge accomplishment and StrideTech is about to change the way walker users live their lives. I'm delighted to join such an impressive group of Advisors," stated York.

*Invest over $1,000 and receive a bonus! Join our investor community on @StartEngine today!

StrideTech Announces New Advisory Board Members!

about 1 month ago


By 2027, the US remote patient monitoring market is estimated to have a value of
$23 billion
Source: Arizton Advisory & Intelligence

Stride Tech Medical, Inc. has added Jack York, Co-Founder of iN2L and Christopher Krause, OT/L , Director of Business Development at MedCOR Professionals, Inc. to its Advisory Board.

George Douaire, President & CEO of StrideTech Medical said "The addition of Jack and Chris to our Advisory Board make an already impressive collection of talent and experience even stronger." "Jack is a respected innovator and sought-after speaker in the use of technology for older adults to enhance their quality of life." "Chris," Douaire continued, "has been directly involved in the enhancement of mobility as an Occupational Therapist and operations leader in the DME field and as a clinical educator over an impressive career".

"The Remote Therapeutic Monitoring capabilities of StrideTech Go are impressive" said Krause, **"It will open the door for providers and users to seek reimbursement from Medicare. The ability of StrideTech Go to provide data driven evidence of outcomes to users, their families, caregivers and insurers is revolutionary."**

StrideTech Medical is backed by an experienced group of advisors. They have invested their time in StrideTech because they believe in the companies vision and its success. Join them and over 80 other StartEngine investors by investing in StrideTech today!

Read more about the addition of Jack and Chris in the official press release:

https://www.prnewswire.com/news-releases/stride-tech-medical-inc-announces-addition-of-jack-york-and-chris-krause-to-advisory-board-301601992.html

Medicare Reimbursement Potential for StrideTech Go

about 1 month ago



Reimbursement Potential for StrideTech G...
Watch later
Share
US Remote Monitoring Market
$23
Billion in 2027
$11
Watch on YouTube

In 2022, the Center for Medicare & Medicaid Services (CMS) updated codes that give our product, StrideTech Go, reimbursement potential under Remote Therapeutic Monitoring (RTM).

RTM allows providers to bill for the remote management of their patients with musculoskeletal and respiratory conditions using medical devices (including certain software) that collect non-physiological data → our StrideTech Go!

"The Remote Therapeutic Monitoring capabilities of StrideTech Go are impressive" said Christopher Krause, OT/L, Director of Business Development at MedCOR Professionals, Inc. and a StrideTech Advisory Board Member, "It will open the door for providers and users to seek reimbursement from Medicare. The ability of StrideTech Go to provide data driven evidence of outcomes to users, their families, caregivers and insurers is revolutionary."

Last week, we reached our $200K milestone on StartEngine! Join the momentum and invest in Stride Tech Medical Inc. today!

Read more about Remote Therapeutic Monitoring: Source

Read more about the market for remote monitoring in the US: Source

Pilot Program Announcement with Eaton Senior Communities!

about 2 months ago



stridetech
ANNOUNCING
a Pilot Program with
Eaton Senior Communities
Read more on our blog!

We are excited to announce a new pilot program!! 🎉

Beginning in September 2022, we will be launching our first large, long-term testing site for StrideTech Go with @Eaton Senior Communities!

Our shared vision for helping individuals live life to its fullest potential has brought our two organizations together and we look forward to seeing how our partnership continues to benefit both organizations.

Read more about our partnership to improve lives through technology on our blog:

https://www.stridetechmedical.com/post/announcing-a-pilot-program-with-eaton-senior-communities?utm_source=Blog+&utm_medium=social+media&utm_campaign=stridetech

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Comments (8 total)

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Raj M. 6 INVESTMENTS 7 days ago
Has Barbara Corcoran of Shark Tank invested in Stride Tech? Also, when is your next webinar?? Thanks Raj
0

Jairus M. 20 INVESTMENTS 2 months ago
what is the companies future exit strategy as far as a IPO or Buyout
0

Matthew D. 3 INVESTMENTS 5 months ago
Congrats on the idea,
However, pre-revenue is very risky to invest in especially in a start-u, best of luck.
0 View 1 reply

Latoya F. 5 months ago
Hi again, clarification question on your form C

Can you expand on why the company accepted a $35k investment for 7% anti-dilution protection with no additional considerations. This business will need a lot of capital in the future to grow, and this decision doesn't seem to align with future investors; especially for such a low investment.

Also, does this product need FDA clearance? If so, what stage are you in?
0 View 1 reply

Raj M. 6 INVESTMENTS 6 months ago
HI Stride Tech,

Is this type of technology available anywhere in the world, for example in Europe? I would think the International market would be very lucrative, especially in Japan where something like 28% of the population or 35 million people are over 65. But I do realize America is a large market as well.
0 View 1 reply

Sharad S. 15 INVESTMENTS 6 months ago
Is the cost (upfront and monthly subscription) reimburseable by Medicare? Do you have data on, how many dollars will Stride Tech save Medicare by preventing falls and/or hospitalization (related to falls)?
0 View 1 reply

Latoya F. 6 months ago
Hi, congrats and great business idea.

Do you have and are you able to share any beta user surveys. Like what percentage would continue to use the product and would adjust behavior.

I agree, sometimes if we know better we do better. But sometimes people are fine as-is, especially as we age.
0 View 1 reply

Jennifer P. 6 months ago
Congratulations!! Kudos to you for your hard work.
0 View 1 reply

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

TIMOTHY VISOS-ELY

At Stride Tech Medical we have created an attachment that will make any walker into a smart Walker, with the goal to prevent falls.

My name is Tim Visos-Ely, and I'm here today because of one important person, my grandma Chris.

Her mobility declined to where she needed to use a walker but even with a walker, she was still falling. The problem was that she was not using her walker in the correct way; this is an issue that affects everyone. We believe StrideTech will help end this narrative.

To visualize and correct walker use, just take away the walker and it's clear to see that when used incorrectly a person is in a constant state of falling which is only interrupted by their walker being there.

EMILY SKONEY

Any incorrect usage of a walker is a fall risk. And in my world a fall risk can really easily result in death. Really being able to ambulate properly and safely is such a critical thing for our residents.

That's really why I think StrideTech and the technology they're developing is going to change the way that seniors move about in the world and allow them to have that autonomy a little bit longer.

TIMOTHY VISOS-ELY

StrideTech Go is a walker attachment technology that can be installed in minutes onto any walker frame. Grip covers Velcro around the walker handles which create a soft cushion that provides subtle vibration feedback when incorrect walker use is detected. This vibration feedback, along with an LED light indicator, can be used as a simple reminder to the user to step into their walker frame and stand upright.

StrideTech Go is a training tool used by healthcare professionals and families to improve compliance with correct walker use and prevent behaviors that may lead to falls.

BARBARA BRENNAN

As soon as you put StrideTech Go on the market, I will be there. Because I feel it would be beneficial to my health, as well as my ability to walk properly and not hurt my back.

TIMOTHY VISOS-ELY

Data on posture walker use, balance and activity collected by StrideTech Go is sent to a web app.

Individual user profiles can be set up by healthcare professionals. Here they can see information about how their patient is progressing with their walker use. Furthermore, family members can log into their own app to check in on their loved one's mobility and set automated alerts if dangerous or abnormal behaviors are detected.

And this is only the beginning of what StrideTech Go can be used for.

GEORGE DOUAIRE

Stride Tech Medical has assembled amazing group of advisors and business leaders to help grow the company.

The founders were winners of the University of Colorado at Boulder New Venture Challenge, where they pitched against 400 other companies and came out on top.

StrideTech was also named one of Colorado's top startups to watch in 2021 by the Colorado Business Journal.

We have raised over $350,000 from investors to help build the company in the last two years.

We have also established contract manufacturing lines and distribution through providers such as MedCor.

CHRIS KRASUE

I can't wait to introduce this technology to our entire referral base of physicians, therapists, rehab centers, home health, chiropractors, and the entire senior care market where I really believe StrideTech is going to have a huge impact.

TIMOTHY VISOS-ELY

Invest in Stride Tech Medical today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Exhibit G - Testing the Waters Materials

stridetech

Smart Walkers Prevent Falls

Improve independence and safety using StrideTech Go, an innovative walker attachment technology.

StrideTech is about to start a crowdfunding campaign where you could become an early investor. Enter your email below to be the first to know when our campaign goes live and take advantage of early-bird discounts!

INVEST IN THE FUTURE OF MOBILITY


StrideTech Medical | Invest in the Future of M...

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Partners:

UNIVERSITY of DENVER
MODENA CHERRY CREEK
MedCor professionals
Silver Moonshots
HUMAN DYNAMICS LABORATORY
COPIC Better Medicine • Better Lives
Catalyze CU-Boulder UNIVERSITY OF COLORADO BOULDER
CARILLON SENIOR LIVING
BOOMTOWN ACCELERATORS



Proper Walker Use Leads to Fewer Falls.

Our mission is to prevent falls and improve confidence for older adults who use walkers, giving them and their family peace of mind through proactive technology.



94%

improvement in walker use ***within 1 week.***

- Prevent falls caused by improper walker usage
- Gain peace of mind for your patients and family members
- Collect insightful data on walker usage

CHECK OUT OUR CROWD FUNDING CAMPAING

Learn More

Easy Installation

StrideTech Go easily attaches to any walker frame. No need to buy a new walker!

Real-Time Posture Feedback

Stand taller and remain independent with real-time posture feedback.

Peace of Mind

Gain peace of mind knowing safe walking behaviors are encouraged.


Here's Why Barbara Loves StrideTech Go
Barbara Brennan
Resident at Modena

"As soon as you put StrideTech Go on the market, I will be there"

- Barbara Brennan

STRIDETECH GO'S TECHNOLOGY

Prevent falls caused by incorrect walker use.

StrideTech Go easily attaches to your walker frame and detects incorrect walker use as described above. Instant vibration and visual feedback is provided through soft handle covers. Think of this feedback as a simple, subtle reminder to stand taller and closer to your walker frame.

- When your foot crosses the wheelbase, posture improves



- When your foot crosses the wheelbase, posture improves
- Place less weight on the walker, reducing long term dependence
- Take control, no need to be reminded by caregivers to "fix your posture"



Our Customers Are Saying...



Carrie
VP of National Business Development and Innovation for Right at Home

"This is a device that is long overdue."



Jane
Beta Tester

"It's such a wonderful idea, and so easy to use."



Phyllis
Caregiver for 40 yrs

"StrideTech Go will prevent a lot of older adults from falling."

stridetech

Stride Tall.
Stride Safe.
Stride Tech.

Invest Today

StrideTech is about to start a crowdfunding campaign where you too can invest in the future of mobility! Enter your email to get notified when our campaign goes live.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


stridetech
Bringing the walker to the 21st century
go
stridetech

Stride Tech Medical

Reduce Falls Caused by Walkers

Get early access before they launch on StartEngine.

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DISCLAIMER:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.